Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Series 1 Common Stock
of
RetailMeNot, Inc.
at
$11.60 Net Per Share
by
R Acquisition Sub, Inc.
a wholly owned direct subsidiary of

Harland Clarke Holdings Corp.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MAY 22, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

R Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of Series 1 common stock, par value $0.001 per share (the “Shares”), of RetailMeNot, Inc., a Delaware corporation (which we refer to as “RetailMeNot”), at a purchase price of $11.60 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 10, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and RetailMeNot. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into RetailMeNot (the “Merger”), with RetailMeNot continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned direct subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of RetailMeNot or by Parent, Purchaser or any other subsidiary of Parent, which Shares shall be canceled and shall cease to exist or (ii) by RetailMeNot stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $11.60 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, RetailMeNot will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the HSR condition (as described below) and (iii) the governmental authority condition (as described below). The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 11:59 p.m. (New York City time) on May 22, 2017 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent, Purchaser and any other subsidiary of Parent, shall equal at least a majority of the outstanding Shares as of the Expiration Date. The HSR condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), shall have expired or been terminated. Under the HSR Act, each of MacAndrews & Forbes Incorporated (“M&F”), a Delaware corporation of which Parent is an indirect wholly owned subsidiary, and RetailMeNot intends to file on April 24, 2017 a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer. The governmental authority condition requires that no governmental authority of competent jurisdiction shall have issued or enacted any law, order, writ, injunction, judgment, decree or ruling enjoining, restraining, preventing, prohibiting or making illegal the making of the Offer, the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration, the board of directors of RetailMeNot, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of RetailMeNot and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and (iii) recommended that RetailMeNot’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer appears on pages S-i through S-ix. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

April 24, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Broadridge Corporate Issuer Solutions, Inc., in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
Stockholders and All Others, Call Toll-Free: (800) 591-6309
Email: sale@dfking.com

TABLE OF CONTENTS

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning RetailMeNot contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by RetailMeNot or has been taken from or is based upon publicly available documents or records of RetailMeNot on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to RetailMeNot provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought
All issued and outstanding shares of Series 1 common stock, par value $0.001 per share, of RetailMeNot, Inc.
Price Offered Per Share
$11.60 net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”)
Scheduled Expiration of Offer
11:59 p.m. (New York City time) on May 22, 2017, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”
Purchaser
R Acquisition Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Harland Clarke Holdings Corp., a Delaware corporation

Who is offering to purchase my shares?

R Acquisition Sub, Inc., or Purchaser, a wholly owned direct subsidiary of Harland Clarke Holdings Corp., or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into RetailMeNot. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Harland Clarke Holdings Corp. alone, the term “Purchaser” to refer to R Acquisition Sub, Inc. alone and the terms “RetailMeNot” and the “Company” to refer to RetailMeNot, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of Series 1 common stock, par value $0.001 per share, of RetailMeNot on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of RetailMeNot common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in RetailMeNot. If the Offer is consummated, Parent intends as soon as practicable to have Purchaser consummate the Merger (as described below) after consummation of the Offer. Upon consummation of the Merger (as described below), RetailMeNot would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $11.60 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and RetailMeNot have entered into an Agreement and Plan of Merger, dated as of April 10, 2017 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into RetailMeNot (the “Merger”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $713 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options and restricted shares), to pay related transaction fees and expenses, and to repay or refinance certain indebtedness of RetailMeNot. Purchaser has obtained financing commitments pursuant to a debt commitment letter, originally dated April 10, 2017 and subsequently amended and restated as of April 17, 2017 (such commitments and the financing transactions contemplated thereby, the “Debt Financing”) which, taken together with available cash (including cash on hand of RetailMeNot or one or more of its subsidiaries), we anticipate will be sufficient to fund the purchase of all the Shares in the Offer and complete the Merger and related refinancing transactions, and to pay related transaction fees and expenses. Funding of the Debt Financing is subject to the satisfaction of various customary conditions. If we acquire at least a majority of the Shares in the Offer, we intend to effect the Merger without any further action by the stockholders of RetailMeNot pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;
•	the Offer is not subject to any financing condition;
•	we have received financing commitments in respect of funds sufficient, together with available cash (including cash on hand of RetailMeNot or one or more of its subsidiaries), to purchase all Shares tendered pursuant to the Offer; and
•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 11:59 p.m. (New York City time) on May 22, 2017, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer, which we anticipate shall occur on May 23, 2017, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The closing of the Merger is referred to as the “Merger Closing,” and date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, in consecutive increments of up to 10 business days each (or such longer period as Parent and RetailMeNot may mutually agree) in order to permit satisfaction of the conditions to the Offer and (ii) for any period required by applicable law or any applicable rules, regulations, interpretations or positions of the SEC or its staff or the NASDAQ Global Select Market (the “NASDAQ”). In addition, if Parent delivers a notice to RetailMeNot (a “Financing Extension Notice”) representing that the full amount of the Debt Financing has not been funded and would not be available to be funded at the Offer Closing and the Merger Closing unless the Expiration Date were extended, then Purchaser may extend the Offer for successive periods of up to 10 business days each (or such longer period as Parent and RetailMeNot may mutually agree) to permit the funding of the Debt Financing. In no event will Purchaser be required, or permitted without RetailMeNot’s consent, to extend the Offer beyond 5:00 p.m., New York City time on September 11, 2017 (the “Outside Date”).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Broadridge Corporate Issuer Solutions, Inc., which is the depositary for the Offer (the “Depositary”), and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (in each case, as of any then-scheduled Expiration Date):

•	that there shall have been validly tendered in the Offer and not validly withdrawn prior to the Expiration Date that number of Shares which, together with the number of Shares (if any) then owned by Purchaser represents a majority of the Shares then outstanding (the “Minimum Condition”);
•	that the Merger Agreement shall not have been terminated in accordance with its terms;
•	the expiration or termination of any applicable waiting period under the HSR Act (the “HSR Condition”);
•	that no governmental authority of competent jurisdiction shall have issued or enacted any law, order, writ, injunction, judgment, decree or ruling enjoining, restraining, preventing, prohibiting or making illegal the making of the Offer, the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Offer or the Merger (the “Governmental Authority Condition”);

•	the accuracy of the representations and warranties made by RetailMeNot in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement;
•	the performance or compliance of RetailMeNot in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it under the Merger Agreement;
•	that no event, condition, change, occurrence or development, circumstance or effect has occurred that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect (as described below); and
•	that the Marketing Period (as described in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Marketing Period”) has been completed.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of RetailMeNot, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the conditions to the Offer in a manner that is adverse to the holders of Shares or impose conditions to the Offer in addition to the conditions to the Offer set forth in the Merger Agreement, (v) amend, modify or waive the Minimum Condition, or (vi) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with the Merger Agreement.

See Section 15 — “Certain Conditions of the Offer.”

Have any RetailMeNot stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

No.

Can the Offer be terminated and under what circumstances?

Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement. The Merger Agreement may be terminated, among other circumstances, as follows:

•	by mutual written consent of Parent and RetailMeNot at any time prior to the Acceptance Time;
•	by either Parent or RetailMeNot if the Acceptance Time shall have not been consummated on or prior to the Outside Date, subject to certain exceptions;
•	by either Parent or RetailMeNot at any time prior to the Effective Time if any final, non-appealable legal restraint shall be in effect enjoining, restraining, preventing, prohibiting or making illegal the Offer or the Merger;
•	by Parent at any time prior to the Acceptance Time if the board of directors of RetailMeNot withdraws its recommendation in favor of the Offer, or if RetailMeNot commits a material uncured breach of its non-solicitation obligations under the Merger Agreement;
•	by Parent or RetailMeNot as a result of an inaccuracy or material breach of the other party’s representations, warranties or agreements under the Merger Agreement, subject to customary materiality standards and opportunities to cure;
•	by RetailMeNot to enter into an agreement in respect of a superior proposal (as described in, and subject to the terms and conditions of, the Merger Agreement);
•	by RetailMeNot if Purchaser fails to commence the Offer in violation of the Merger Agreement or if Purchaser fails to consummate the Offer in violation of the Merger Agreement; or
•	by RetailMeNot at any time prior to the Acceptance Time if Parent shall have delivered one or more Financing Extension Notices.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

Certain of the terminations described above would result in the payment of a termination fee of $18,000,000 or expense reimbursement of $5,500,000 by RetailMeNot to Parent, or a termination fee of between $25,000,000 and $35,000,000 by Parent to RetailMeNot. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — RetailMeNot Termination Fee;” Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Parent Termination Fee;” and Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Expense Reimbursement.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after June 23, 2017, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the RetailMeNot board of directors think of the Offer?

After careful consideration, the board of directors of RetailMeNot, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of RetailMeNot and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and (iii) recommended that RetailMeNot’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with RetailMeNot.” A more complete description of the reasons of the RetailMeNot board of directors’ approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of RetailMeNot.

If the Offer is completed, will RetailMeNot continue as a public company?

No. As soon as practicable following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Minimum Condition is satisfied and we accordingly acquire at least a majority of the outstanding Shares in the Offer then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of RetailMeNot pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). If the Minimum Condition is not satisfied, pursuant to the Merger Agreement we are not required to accept the Shares for purchase or consummate the Merger and we are not permitted to accept the Shares tendered without RetailMeNot’s consent.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of RetailMeNot (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger if they do not tender Shares in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for RetailMeNot — Merger Without a Meeting” and “— Appraisal Rights” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On April 7, 2017, the trading day before the public announcement of the execution of the Merger Agreement and the terms of the Offer and the Merger, the reported closing sales price of the Shares on the NASDAQ was $7.75. On April 21, 2017, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on the NASDAQ was $11.50. The Offer Price represents an approximately 50% premium over the April 7, 2017 closing stock price and a premium of approximately 36% over the average closing share price for the 60 calendar days ended April 7, 2017.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, RetailMeNot will not declare or pay any dividend or other distribution in respect of the capital stock of RetailMeNot or any subsidiary of RetailMeNot.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, RetailMeNot stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under certain RetailMeNot equity compensation plan (“Options”). However, pursuant to the Merger Agreement each Option (whether vested or unvested) that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per share of such Option multiplied by (ii) the number of Shares underlying such Option immediately prior to the Effective Time (with the number of Shares underlying a performance-based Option being determined in accordance with the applicable award agreement based on actual performance through the date that is three business days prior to the date on which the Effective Time occurs (the “Merger Closing Date”)). If the exercise price per Share of any Option is equal to or greater than the Merger Consideration, such Option shall be canceled and terminated without any cash payment being made in respect thereof.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units in respect of Shares that were granted under certain RetailMeNot equity compensation plan (“RSUs”).

However, pursuant to the Merger Agreement, a prorated portion of each RSU held by employees of RetailMeNot will be converted into a cash-based award in an amount equal to the product of (i) the Merger Consideration and (ii) the number of Shares underlying the prorated portion of such RSU immediately prior to the Effective Time such that the aggregate value of all such cash-based awards equals $30 million. For purposes of the immediately preceding sentence, the number of Shares underlying a performance-based RSU will be determined in accordance with the applicable award agreement based on actual performance through the date that is three business days prior to Merger Closing Date. Following the Effective Time, each cash-based award will be subject to the same terms and conditions (including continued service through the applicable vesting dates, but excluding any performance-based conditions) as applied to the corresponding RSU.

As of immediately prior to the Effective Time, (i) each RSU (whether vested or unvested) that is held by a non-employee director and (ii) all RSUs held by employees (other than the prorated portion converted into cash-based awards as described above) will be cancelled and converted into an amount in cash equal to the product of (A) the Merger Consideration multiplied by (B) the number of Shares underlying the prorated portion of such RSU immediately prior to the Effective Time (with the number of Shares underlying a performance-based RSU being determined in accordance with the applicable award agreement based on actual performance through the date that is three business days prior to Merger Closing Date).

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Restricted Stock Units.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes.

Tax matters can be complicated, and the tax consequences (including the state, local, non-U.S. and non-income tax consequences) of the Offer and the Merger will depend on your specific facts and circumstances. We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc. at (800) 591-6309 (Toll Free). Banks and brokers may call collect at (212) 269-5550. D.F. King & Co., Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Series 1 Common Stock of RetailMeNot, Inc.:

R Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (which we refer to as “Parent”) is offering to purchase for cash all of the outstanding shares of Series 1 common stock, par value $0.001 per share (the “Shares”), of RetailMeNot, Inc., a Delaware corporation (which we refer to as “RetailMeNot”), at a purchase price of $11.60 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of April 10, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and RetailMeNot. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into RetailMeNot (the “Merger”), with RetailMeNot continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned direct subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of RetailMeNot, by Parent, Purchaser or any other subsidiary of Parent, which Shares shall be canceled and shall cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $11.60 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, RetailMeNot will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of RetailMeNot employee equity awards.

Tendering stockholders who are record owners of their Shares and who tender directly to Broadridge Corporate Issuer Solutions, Inc. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of (i) the Minimum Condition, (ii) the HSR Condition and (iii) the Governmental Authority Condition. The Minimum Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 11:59 p.m. (New York City time) on May 22, 2017 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its affiliates, shall equal at least a majority of the outstanding Shares as of Expiration Date. The HSR Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) shall have expired or otherwise been terminated. Under the HSR Act, each of M&F, a Delaware corporation of which Parent is an indirect wholly owned subsidiary, and RetailMeNot intends to file on April 24, 2017 a Premerger Notification and Report Form with the FTC and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer. The Governmental Authority Condition requires that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which has the effect of making the Offer or Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or Merger. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration, the board of directors of RetailMeNot, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of RetailMeNot and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and (iii) recommended that RetailMeNot’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the RetailMeNot board of directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of RetailMeNot (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer; Reasons for the Recommendation of the Board.”

RetailMeNot has represented in the Merger Agreement that, as of April 6, 2017, 48,304,216 Shares were issued and outstanding. Assuming that no Shares are issued after April 6, 2017, the Minimum Condition would be satisfied if at least 24,152,109 Shares are validly tendered and not validly withdrawn on or prior to the initial Expiration Date.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation shall consist of the officers of Purchaser immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will as soon as practicable consummate the Merger under the General Corporation Law of the State of Delaware (the “DGCL”) without the approval of the other stockholders of RetailMeNot.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer which shall occur on May 23, 2017, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The closing of the Merger is referred to as the “Merger Closing,” and the date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition, the HSR Condition, the Governmental Authority Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, in consecutive increments of up to 10 business days each (or such longer period as Parent and RetailMeNot may mutually agree) in order to permit satisfaction of the conditions to the Offer and (ii) for any period required by applicable law or any applicable rules, regulations, interpretations or positions of the SEC or its staff or the NASDAQ Global Select Market (the “NASDAQ”). In addition, if Parent delivers a notice to RetailMeNot (a “Financing Extension Notice”) representing that the full amount of the Debt Financing has not been funded and would not be available to be funded at the Offer Closing and the Merger Closing unless the Expiration Date were extended, then Purchaser may extend the Offer for successive periods of up to 10 business days each (or such longer period as Parent and RetailMeNot may mutually agree) to permit the funding of the Debt Financing. In no event will Purchaser be required, or permitted without RetailMeNot’s consent, to extend the Offer beyond 5:00 p.m., New York City time on September 11, 2017 (the “Outside Date”).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of RetailMeNot, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the conditions to the Offer in a manner that is adverse to the holders of Shares or impose conditions to the Offer in addition to the conditions to the Offer set forth in the Merger Agreement, (v) amend, modify or waive the Minimum Condition, or (vi) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may extend the Termination Date and/or terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the purchase of Shares in the Offer, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of RetailMeNot pursuant to Section 251(h) of the DGCL.

RetailMeNot has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of RetailMeNot and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, RetailMeNot stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC, which is earlier than 11:59 p.m., New York City time, on the Expiration Date. In addition, for RetailMeNot stockholders who are registered holders, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary by 11:59 p.m., New York City time, on the Expiration Date. RetailMeNot stockholders must tender their Shares in accordance with the procedures set forth in this document. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See the instructions set forth in the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of RetailMeNot’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of RetailMeNot’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of RetailMeNot in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding, or otherwise establishing an exemption from backup withholding. Foreign stockholders must timely submit an appropriate and properly completed Internal Revenue Service (“IRS”) Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 11:59 P.M. (New York City time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 23, 2017, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a general discussion of the material United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of RetailMeNot whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or as a result of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto), nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address United States federal taxes other than income taxes. Further, this discussion does not purport to consider all aspects of United States federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the United States federal income tax laws (including, for example, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, restricted stock units or stock appreciation rights, as restricted stock, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences of the Offer or the Merger to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local, foreign and non-income tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding tax) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year as of the date of the exchange. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ under the symbol “SALE.” RetailMeNot advised Parent that, as of April 6, 2017, there were 48,304,216 Shares issued and outstanding. The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on the NASDAQ. There were no dividends paid during such time period.

	High	Low
Year Ended December 31, 2014
First Quarter	$48.73	$28.01
Second Quarter	35.74	22.45
Third Quarter	26.99	16.13
Fourth Quarter	21.50	13.29
Year Ended December 31, 2015
First Quarter	$18.84	$13.55
Second Quarter	21.68	17.17
Third Quarter	18.03	7.66
Fourth Quarter	11.46	7.98
Year Ended December 31, 2016
First Quarter	$10.24	$5.52
Second Quarter	8.83	6.69
Third Quarter	12.93	7.30
Fourth Quarter	10.20	8.05
Year Ended December 31, 2017
First Quarter	$11.15	$7.65
Second Quarter (through April 21, 2017)	11.60	7.60

On April 7, 2017, the trading day before the public announcement of the execution of the Merger Agreement and the terms of the Offer and the Merger, the reported closing sales price of the Shares on the NASDAQ was $7.75. On April 21, 2017, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on the NASDAQ was $11.50. The Offer Price represents an approximately 50% premium over the April 7, 2017 closing stock price and a premium of approximately 36% over the average closing share price for the 60 calendar days ended April 7, 2017.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, RetailMeNot will not, and will not allow its subsidiaries to, declare or pay any dividend or other distribution in respect of its capital stock of RetailMeNot or any subsidiary of RetailMeNot.

7.	Certain Information Concerning RetailMeNot.

Except as specifically set forth herein, the information concerning RetailMeNot contained in this Offer to Purchase has been taken from or is based upon information furnished by RetailMeNot or its representatives or upon publicly available documents and records on file with the SEC and other public sources. You should consider the summary information set forth below in conjunction with the more comprehensive financial and other information in RetailMeNot’s public filings with the SEC (which may be obtained and inspected as described below) and other publicly available information.

General. RetailMeNot was incorporated as a Delaware corporation in September 2007. RetailMeNot’s principal offices are located at 301 Congress Avenue, Suite 700, Austin, Texas 78701 and its telephone number is (512) 777-2970. The following description of RetailMeNot and its business has been taken from RetailMeNot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and is qualified in its entirety by reference to such Form 10-K. RetailMeNot operates a leading savings destination, connecting customers with retailers, restaurants and brands, both online and in-store. In 2016, RetailMeNot’s marketplace featured more than 700,000 digital offers each month. Digital offers are offers, offer codes and brand or category specific discounts made available online or through mobile applications that are used by consumers to make online or in-store purchases directly from merchants. RetailMeNot defines merchants to include retailers, restaurants and brands, but excluding grocery retailers. Digital offers can include coupons, sales, consumer tips, advertisements, discounted digital and physical gift cards redeemable at merchants or cash-back rebates associated with the purchase of a product or a consumer action. RetailMeNot’s websites, mobile applications, email newsletters and alerts and social media presence enable consumers to search for, discover and redeem hundreds of thousands of relevant digital offers from paid merchants, or merchants with which RetailMeNot had a contract in 2016. RetailMeNot’s marketplace features digital offers across multiple product categories, including clothing; electronics; health and beauty; home and office; travel, dining and entertainment; personal and business services; and shoes. RetailMeNot believes its investments in digital offer content quality, product innovation and direct merchant relationships allows RetailMeNot to offer a compelling experience to consumers looking to save money.

Available Information. The Shares are registered under the Exchange Act. Accordingly, RetailMeNot is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning RetailMeNot’s directors and officers, their remuneration, stock options granted to them, the principal holders of RetailMeNot’s securities, any material interests of such persons in transactions with RetailMeNot and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on March 16, 2017. Certain of this information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including RetailMeNot, that file electronically with the SEC.

Financial Projections. The Section of RetailMeNot’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase entitled “Financial Projections” is incorporated herein by reference.

8.	Certain Information Concerning Parent and Purchaser.

Parent and Purchaser. Parent is a Delaware corporation. Parent’s business is to deliver to multiple industries a portfolio of products and services designed to optimize customer relationships and generate revenue, including payment solutions, marketing services, data capture, and analytics. Parent is an indirect wholly-owned subsidiary of M&F.

Purchaser is a Delaware corporation formed on April 3, 2017 solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging the financing (as described below in Section 9 — “Source and Amount of Funds”) in connection with the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the financing in connection with the Offer and the Merger. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and RetailMeNot will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

The business address of each of Parent and Purchaser is 15955 La Cantera Parkway, San Antonio, Texas 78256. The business telephone number for each of Parent and Purchaser is (210) 697-8888.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent, Purchaser and M&F are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent, Purchaser, M&F or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Parent, Purchaser, M&F or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser, M&F or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, M&F or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of RetailMeNot (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, Parent, M&F or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with RetailMeNot or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and RetailMeNot or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, Parent and Purchaser have received debt financing commitments in respect of funds sufficient, together with certain cash on hand of Parent and RetailMeNot, to purchase all Shares tendered pursuant to the Offer, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger, to repay or refinance certain existing indebtedness of RetailMeNot, and to pay related transaction fees and expenses will be approximately $713 million. Parent and Purchaser anticipate funding these payments with a combination of the Debt Financing as described herein and available cash (including cash on hand of RetailMeNot or one or more of its subsidiaries). As of December 31, 2016, Parent and RetailMeNot had approximately $85 million and $217 million, respectively, of cash and cash equivalents. Funding of the Debt Financing is subject to the satisfaction or waiver of the conditions set forth in the amended and restated commitment letter pursuant to which the Debt Financing will be provided (including the requirement of Purchaser to substantially concurrently consummate the Merger). Under the Merger Agreement, Parent and Purchaser are permitted to amend, modify or grant waivers of any condition or other provision under the financing commitments, provided that Parent must obtain the written consent of RetailMeNot (such consent not to be unreasonably withheld, delayed or conditioned) to any amendments, modifications or waivers that would:

•	reduce the aggregate amount of the Debt Financing;
•	add new or adversely modify any existing conditions to the consummation of the Debt Financing;
•	adversely affect the ability of Parent to enforce its rights against other parties to the amended and restated commitment letter and related documents; or
•	otherwise reasonably be expected to (i) prevent, impede or materially delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement or (ii) result in the termination of the Debt Financing or the amended and restated commitment letter unless replaced with alternative debt financing.

In addition, under the Merger Agreement, Purchaser may elect to, and in certain circumstances may be required to, extend the Offer on one or more occasions if certain conditions have not been satisfied or if Parent delivers a notice to RetailMeNot representing that the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Closing and the Merger Closing.

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the amended and restated commitment letter described below, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and are incorporated by reference herein. Stockholders are urged to read the amended and restated commitment letter for a more complete description of the provisions summarized below.

Debt Financing. Parent has received a commitment letter, originally dated as of April 10, 2017 and subsequently amended and restated as of April 17, 2017 (as so amended and restated, the “Commitment Letter”), from Credit Suisse Securities (USA) LLC, Credit Suisse AG, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc., Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch and Jefferies Finance LLC, (collectively, the “Debt Financing Sources”) pursuant to which the Debt Financing Sources made loan commitments for the purpose of financing a portion of the funds required to complete the Offer and the Merger and the refinancing of certain indebtedness of RetailMeNot (such commitments, the “Debt Financing”). The proceeds of the Debt Financing, together with available cash (including cash on hand of RetailMeNot or one or more of its subsidiaries) will be sufficient to fund the acquisition of RetailMeNot, the refinancing of the indebtedness of RetailMeNot described below, and costs and expenses related to the foregoing.

Pursuant to the Commitment Letter, the Debt Financing Sources have committed to provide or arrange, subject to the terms and conditions of the Commitment Letter, up to $400 million in aggregate principal amount of senior secured incremental term loans and $100 million in aggregate principal amount of incremental revolving credit commitments. Consistent with the existing revolving credit facility of Parent, the incremental revolving credit commitments will be secured on a first lien basis by certain assets including inventory and receivables of, and on a second lien basis by substantially all other assets of, Parent and the applicable guarantors. Consistent with the existing term loans of Parent, the incremental term loans will be secured on a first lien basis by all assets of Parent and the applicable guarantors, other than those assets which secure the revolving credit facility on a first lien basis, as to which the incremental term loans will be secured on a second lien basis.

Also in connection with the closing of the transactions contemplated by the Merger Agreement, to the extent still outstanding, all amounts owing under RetailMeNot’s existing senior secured credit facility (which, as of December 31, 2016, had loans outstanding in the aggregate principal amount of $62.5 million as disclosed in RetailMeNot’s Annual Report on Form 10-K for the fiscal year then ended) will be repaid using the proceeds of debt financing contemplated by the Commitment Letter.

The funding of the Debt Financing is subject, among other things, to consummation of the Merger in all material respects in accordance with the Merger Agreement (without giving effect to any modifications, amendments, consents or waivers thereto or thereunder that are material and adverse to the lenders without the consent (not to be unreasonably withheld, delayed or conditioned) of the lead arrangers of the Debt Financing); absence of any Company Material Adverse Effect (defined in a manner substantially consistent with the Merger Agreement) since April 10, 2017; consummation of the debt refinancing described above; payment of required fees and expenses; delivery of certain historical financial information; the accuracy in all material respects of certain specified representations and warranties; the execution of certain guarantees and the creation of certain security interests; completion of a 20 consecutive business day marketing period following receipt by the lead arrangers of a confidential information memorandum with respect to the credit facilities; delivery of reasonably requested information in connection with “know your customer” and anti-money laundering rules and regulations; and the execution and delivery of definitive documentation.

The foregoing summary of certain provisions of the Commitment Letter and all other provisions of the Commitment Letter discussed herein are qualified by reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference.

10.	Background of the Offer; Past Contacts or Negotiations with RetailMeNot.

The following is a description of contacts between representatives of Parent and/or Purchaser and representatives of RetailMeNot that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. The chronology below covers only the key events leading up to the execution of the Merger Agreement and the other agreements related to the Offer, and does not purport to catalogue every conversation between representatives of Parent or Purchaser and representatives of RetailMeNot. For a review of RetailMeNot’s activities relating to these contacts, please refer to the Schedule 14D-9.

Parent and Purchaser have no knowledge that the information provided by RetailMeNot set forth below regarding RetailMeNot and meetings or discussions in which Parent, Purchaser and their affiliates or representatives did not participate is untrue or incomplete in any material respect.

Background of the Offer

On November 23, 2016, at the direction of Parent and M&F, a representative of LionTree Advisors LLC (“LionTree”), financial advisor to Parent, telephoned J. Scott Di Valerio, RetailMeNot’s Chief Financial Officer, on an unsolicited basis indicating that Parent and M&F would be interested in discussing making a proposal to acquire RetailMeNot.

On December 7, 2016, G. Cotter Cunningham, RetailMeNot’s Chief Executive Officer, and Mr. Di Valerio met with representatives of M&F and LionTree in Austin, Texas to discuss its interest in a potential acquisition of RetailMeNot.

On December 11, 2016, Paul Meister, the President of M&F, informed Mr. Cunningham that Parent and M&F would be interested in acquiring RetailMeNot at a price of $11.00 per share. M&F did not propose or discuss any other specific terms of a potential transaction.

On December 15, 2016, a representative of Qatalyst, financial advisor to RetailMeNot, telephoned Mr. Meister at Mr. Cunningham’s suggestion and indicated that the board of directors of RetailMeNot (the

“RetailMeNot Board”) was not interested in continuing conversations regarding a transaction at $11.00 per share. The representative of Qatalyst suggested that the parties meet in early 2017 for a detailed management presentation and diligence session in order to demonstrate more value of RetailMeNot and share RetailMeNot’s internal projections.

Between December 15, 2016 and December 20, 2016, a number of further communications occurred between representatives of Qatalyst, LionTree, M&F, Parent and RetailMeNot regarding the proposed transaction, including with respect to potential timing, process, next steps and the terms of a potential confidentiality agreement pursuant to which the parties could exchange non-public information.

On December 21, 2016, M&F provided RetailMeNot with a written indication of interest in acquiring the company at a price in the range of $11.00 to $12.50 in cash, subject to customary due diligence and a mutually satisfactory definitive agreement (the “Initial Proposal”).

On December 27, 2016, at the request of the RetailMeNot Board, Qatalyst held a telephonic conversation with representatives of M&F, Parent and LionTree to indicate that the RetailMeNot Board would only be willing to engage in work regarding a potential acquisition of RetailMeNot at a price per share higher than the $12.50 high end of the Initial Proposal.

Also on December 30, 2016, representatives of LionTree and Qatalyst had a telephone call in which the representative of Qatalyst indicated that the RetailMeNot Board would only allow RetailMeNot to engage in the management presentation on the basis of a proposal range from $12.50 per share to $13.50 per share, after executing a mutually acceptable confidentiality agreement. At the direction of Parent and M&F, the representative of LionTree indicated that M&F and Parent would not resubmit a written proposal without a management presentation from RetailMeNot. The parties decided to proceed with the work relating to the management presentation and upcoming meeting and to discuss price again once the meeting had taken place.

Also on December 30, 2016, a representative of Qatalyst provided a draft confidentiality agreement (the “Confidentiality Agreement”) to M&F and Parent through LionTree to facilitate additional discussions. Between December 30, 2016 and January 10, 2017, Jonathan B. Kaplan, RetailMeNot’s Chief Legal Officer, and representatives of DLA Piper LLP (US) (“DLA Piper”), RetailMeNot’s outside legal counsel, M&F, Parent and Wachtell Lipton Rosen & Katz (“Wachtell Lipton”), M&F’s and Parent’s outside legal counsel, negotiated the Confidentiality Agreement on behalf of RetailMeNot, on the one hand, and M&F and Parent, on the other.

On January 6, 2017, a customary due diligence process began, and continued through the signing of a definitive agreement, between RetailMeNot, M&F and Parent.

On January 10, 2017, RetailMeNot entered into the Confidentiality Agreement with Valassis, a wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of M&F, which included a standstill provision.

On January 11 and January 12, 2017, representatives of RetailMeNot, Parent, M&F and Valassis attended in-person meetings in New York, including a meeting at M&F’s offices attended by Messrs. Cunningham, Di Valerio and Kaplan, Marissa Tarleton, RetailMeNot’s Chief Marketing Officer and Michael Magaro, RetailMeNot’s Senior Vice President of Corporate Development and Investor Relations, and representatives of M&F, Parent and Valassis. Representatives of Qatalyst, LionTree and Wachtell Lipton were also present at the meeting. During the meeting, RetailMeNot’s management made a presentation regarding RetailMeNot’s business and strategy, including the Management Projections, and responded to follow-up questions from meeting participants. In the weeks following the meeting, representatives of RetailMeNot provided supplemental financial and operating information requested by M&F and Parent.

On February 1, 2017, Mr. Cunningham telephoned Mr. Meister. During the discussion Mr. Meister indicated that it would be difficult for M&F and Parent to support a transaction at or above $12.50 per share based on their review of internal projections, particularly those regarding the projected performance of RetailMeNot’s core business. Mr. Cunningham requested that M&F submit an offer for the RetailMeNot Board’s consideration if M&F and Parent wished to proceed with discussions.

On February 3, 2017, representatives of Qatalyst telephoned a representative of LionTree and informed him that the RetailMeNot Board had requested that management focus on operating the business and asked that additional communications from M&F and Parent be directed to representatives of Qatalyst.

On February 4, 2017, at the direction of Parent and M&F, a representative of LionTree spoke with Mr. Di Valerio. On that call, the representative of LionTree indicated that M&F and Parent were continuing to review previously provided financial information and were concerned with declines in RetailMeNot’s core business and with RetailMeNot’s emphasis on future development strategies. Mr. Di Valerio discussed these concerns, as well as matters related to the importance of RetailMeNot’s gift card segment to its overall business and RetailMeNot’s focus on a strategy of increasing diversification of offerings for consumers. The representative of LionTree indicated that M&F and Parent remained interested in pursuing a transaction. Mr. Di Valerio reiterated that RetailMeNot had declined an offer of $11.00 per share, and then relayed the RetailMeNot Board’s instructions that LionTree direct any future communications regarding the transaction to Qatalyst, to enable RetailMeNot’s management team to concentrate their efforts on the operation of the business.

On February 5, 2017, at the direction of Parent and M&F, representatives of LionTree telephoned representatives of Qatalyst and informed Qatalyst that M&F would consider submitting another proposal to RetailMeNot.

On February 10, 2017, M&F provided RetailMeNot with a revised written indication of interest in acquiring RetailMeNot at a price of $11.25 per share in cash, subject to customary due diligence and a mutually satisfactory definitive agreement (the “Revised Proposal”). The Revised Proposal presented several arguments for the new $11.25 per share offer, including forecasted declines in RetailMeNot’s core business, increasing macro and industry risk, lagging mobile monetization and other matters. The Revised Proposal also contained assurances that M&F and Parent could obtain any required financing and that the transaction would not be subject to any financing conditions.

On February 17, 2017, a representative of Qatalyst presented a representative of LionTree with RetailMeNot’s counteroffer of $12.25 per share.

On February 23, 2017, at the direction of Parent and M&F, representatives of LionTree telephoned representatives of Qatalyst to submit a revised offer of $11.60 per share, introducing an expectation of partial but not full acceleration of all unvested equity awards. LionTree indicated that the offer was M&F’s and Parent’s best offer.

On February 27, 2017, a representative of Qatalyst presented a representative of LionTree with RetailMeNot’s counteroffer of $11.80 per share without discussion of acceleration.

On February 28, 2017, at the direction of Parent and M&F, a representative of LionTree responded to representatives of Qatalyst regarding RetailMeNot’s counteroffer with another offer of $11.60 per share with partial acceleration of outstanding unvested equity awards, or an alternative offer of $11.50 per share with full acceleration of all outstanding unvested equity awards.

On March 5, 2017, a representative of Qatalyst presented a representative of LionTree with RetailMeNot’s counteroffer of $11.80 per share with partial acceleration of outstanding unvested equity awards.

From March 6, 2017 through March 9, 2017, representatives of Qatalyst provided representatives of LionTree with additional capitalization-related diligence materials received from RetailMeNot.

On March 10, 2017, M&F sent a revised written proposal to Mr. Cunningham to acquire RetailMeNot for $11.60 per share with acceleration of all outstanding unvested equity awards at closing, less a holdback of $30 million with respect to unvested RSUs, which withheld RSUs would be satisfied with cash payments to holders at the proposal price in accordance with their existing vesting schedules, subject to certain terms and conditions. Representatives of M&F and Parent spoke with representatives of Qatalyst and emphasized that the proposal was M&F’s and Parent’s best and final offer, while also noting that the proposal, based on the most recently available information, assumed a higher diluted share count of RetailMeNot compared to the information upon which M&F and Parent had based the Initial Proposal, thereby increasing the aggregate cost of the transaction versus their original assumptions. The representatives of M&F and Parent also indicated that, although M&F and Parent were not requesting an exclusivity agreement be executed, M&F and Parent would require a verbal confirmation that RetailMeNot and its representatives would not speak to other parties regarding a potential acquisition for a period of three weeks.

On March 14, 2017, Mr. Cunningham reached out to Mr. Meister to inform him of the RetailMeNot Board’s decision to approve continued negotiations at the price of $11.60 per share.

Between March 14, 2017 and April 10, 2017, representatives of DLA Piper and representatives of Wachtell Lipton negotiated the Merger Agreement on behalf of RetailMeNot and Parent, respectively. The negotiations focused, among other things, on the circumstances under which the Merger Agreement could be terminated, the circumstances in which termination fees and/or reimbursement of expenses would be payable and the nature and scope of RetailMeNot non-solicitation obligations.

During the week of March 21, 2017, representatives of RetailMeNot, Parent, M&F, Valassis, DLA Piper, Qatalyst and LionTree met in person at the offices of DLA Piper in Austin, Texas and by telephone, in which RetailMeNot provided presentations and answered questions regarding its business, operations, personnel, financial position and other matters, and the parties continued their due diligence review.

On the afternoon of April 10, 2017, RetailMeNot, Parent and Purchaser executed the Merger Agreement. On April 10, 2017, following the close of trading on the NASDAQ, Parent and RetailMeNot issued a joint press release announcing the execution of the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between RetailMeNot and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds,” and Section 11 — “The Merger Agreement, Other Agreements.”

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement governs the contractual rights among RetailMeNot, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to the Schedule TO in order to provide RetailMeNot’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures made in RetailMeNot’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by RetailMeNot to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among RetailMeNot, Parent and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among RetailMeNot, Parent and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about RetailMeNot, Parent or Purchaser. RetailMeNot’s stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any one or more of RetailMeNot’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger) and RetailMeNot’s stockholders should not interpret the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of RetailMeNot, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, and in any event on or before April 24, 2017. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum

Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer as promptly as possible on or after the applicable Expiration Date, as may be extended pursuant to the terms of the Merger Agreement. Acceptance of payment for Shares pursuant to and subject to the conditions of the Offer, which shall occur on May 23, 2017 unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to herein as the “Offer Closing Date.”

Parent and Purchaser expressly reserve the right to increase the Offer Price, to make other changes in the terms and conditions of the Offer and to waive conditions to the Offer, except that RetailMeNot’s prior written approval is required for Parent and Purchaser to:

•	decrease the Offer Price;
•	change the form of consideration payable in the Offer;
•	reduce the number of Shares to be purchased in the Offer;
•	amend or modify any of the conditions to the Offer in a manner that is adverse to the holders of Shares or impose conditions to the Offer in addition to the conditions set forth in the Merger Agreement;
•	amend, modify or waive the Minimum Condition; or
•	extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and Parent is required to cause the Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	If any condition to the Offer has not been satisfied or, to the extent waivable by Parent or Purchaser pursuant to the Merger Agreement, waived by Parent or Purchaser, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive periods of up to 10 business days each (or such longer period as Parent and RetailMeNot may mutually agree), the length of each such period to be determined by Parent in its sole discretion in order to permit the satisfaction of the conditions to the Offer.
•	If Parent delivers a Financing Extension Notice, then Purchaser may extend the Offer for successive periods of up to 10 business days each (or such longer period as Parent and RetailMeNot may mutually agree) to permit the funding of the Debt Financing.
•	However, in no event will Purchaser be required, or permitted without RetailMeNot’s consent, to extend the Offer beyond the Outside Date.

Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement.

Marketing Period. The “Marketing Period” is defined in the Merger Agreement to be the first period of 20 consecutive business days ending on a scheduled expiration date of the Offer throughout and at the end of which (i) Parent shall have received certain required financial information from RetailMeNot and (ii) the conditions to the Offer relating to (A) the absence of injunctions, (B) truth and correctness of RetailMeNot’s representations and warranties, (C) performance by RetailMeNot of its obligations, covenants or agreements in the Merger Agreement, (D) absence of a “Company Material Adverse Effect” (as described below) and (E) absence of a termination of the Merger Agreement shall be satisfied and nothing has occurred that would cause any of such conditions to fail to be satisfied if were Purchaser to accept the Shares or the Merger were scheduled to close during such 20 consecutive business day period, subject to certain exceptions described in the Merger Agreement. The Marketing Period generally would not be deemed to commence at a time when RetailMeNot is not current in its financial reporting obligations or has determined that it may need to restate its historical financial results until such restatement were completed. The Merger Agreement also provides that on or after the later of (x) May 1, 2017 and (y) the delivery to Parent by RetailMeNot of unaudited consolidated balance sheets and related statements of operations and statements of cash flows of RetailMeNot for the fiscal quarter ending March 31, 2017, RetailMeNot may notify Parent that RetailMeNot reasonably believes that it has delivered the required financial information and that the Marketing Period has therefore commenced; Parent may dispute such notice within three business days of delivery thereof.

Board of Directors and Officers. Under the Merger Agreement, directors and officers of the Surviving Corporation shall from and after the effective time of the Merger until their successors have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into RetailMeNot, and the separate existence of Purchaser will cease, and RetailMeNot will continue as the Surviving Corporation after the Merger.

At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will be amended to be identical to the certificate of incorporation and bylaws of Purchaser, except that the name of the Surviving Corporation shall be RetailMeNot, Inc. and such certificate of incorporation and bylaws shall comply with the provisions of the Merger Agreement described below under “— Directors’ and Officers’ Indemnification and Insurance.”

The obligations of RetailMeNot and Parent to complete the Merger are subject to the satisfaction or waiver by RetailMeNot and Parent of the following conditions:

•	All waiting periods applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated;
•	no Law or order, writ, injunction, judgment, decree or ruling enacted, promulgated, issued or entered by any governmental authority of competent jurisdiction shall be in effect enjoining, restraining, preventing, prohibiting or making illegal the consummation of the Merger; and
•	Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer; provided that neither Purchaser nor Parent shall be entitled to assert the failure of this condition if, in breach of the Merger Agreement, Purchaser fails to purchase any Shares validly tendered and not validly withdrawn pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares held by RetailMeNot as treasury stock or Shares held by Parent, Purchaser or any other subsidiary of Parent, which will be canceled and retired without consideration or payment, and other than Shares held by a holder who exercises appraisal rights in accordance with Delaware law with respect to the Shares) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law.

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares shall cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Options. The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under certain RetailMeNot equity compensation plan (“Options”). However, pursuant to the Merger Agreement each Option (whether vested or unvested) that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per share of such Option multiplied by (ii) the number of Shares underlying such Option immediately prior to the Effective Time (with the number of Shares underlying a performance-based Option being determined in accordance with the applicable award agreement based on actual performance through the date that is three business days prior to the date on which the Effective Time occurs (the “Merger Closing Date”)). If the exercise price per Share of any Option is equal to or greater than the Merger Consideration, such Option shall be canceled and terminated without any cash payment being made in respect thereof.

Treatment of Restricted Stock Units. The Offer is made only for Shares and is not made for any restricted stock units in respect of Shares that were granted under certain RetailMeNot equity compensation plan (“RSUs”).

However, pursuant to the Merger Agreement, a prorated portion of each RSU held by employees of RetailMeNot will be converted into a cash-based award in an amount equal to the product of (i) the Merger Consideration and (ii) the number of Shares underlying the prorated portion of such RSU immediately prior to the Effective Time such that the aggregate value of all such cash-based awards equals $30 million. For purposes of the immediately preceding sentence, the number of Shares underlying a performance-based RSU will be determined in accordance with the applicable award agreement based on actual performance through the date that is three business days prior to Merger Closing Date. Following the Effective Time, each cash-based award will be subject to the same terms and conditions (including continued service through the applicable vesting dates, but excluding any performance-based conditions) as applied to the corresponding RSU.

As of immediately prior to the Effective Time, (i) each RSU (whether vested or unvested) that is held by a non-employee director and (ii) all RSUs held by employees (other than the prorated portion converted into cash-based awards as described above) will be cancelled and converted into an amount in cash equal to the product of (A) the Merger Consideration multiplied by (B) the number of Shares underlying the prorated portion of such RSU immediately prior to the Effective Time (with the number of Shares underlying a performance-based RSU being determined in accordance with the applicable award agreement based on actual performance through the date that is three business days prior to Merger Closing Date).

Representations and Warranties. The Merger Agreement contains various representations and warranties made by RetailMeNot to Parent and Purchaser and representations and warranties made by Parent and Purchaser to RetailMeNot. The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among RetailMeNot, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in RetailMeNot’s or Purchaser’s public disclosures. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact.

In the Merger Agreement, RetailMeNot has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to RetailMeNot and its subsidiaries, such as organization, foundational documents, standing, qualification, power and authority;
•	its capitalization;
•	authority relative to the Merger Agreement;
•	required consents and approvals, and no violations of organizational documents or agreements;
•	permits and licenses and compliance with laws;
•	its financial statements and SEC filings;
•	its disclosure controls and internal controls over financial reporting;
•	the conduct of its business and the absence of certain changes;
•	the absence of undisclosed liabilities;
•	the absence of litigation;

•	employee benefit plans, ERISA matters and certain related matters;
•	labor matters;
•	intellectual property;
•	taxes;
•	material contracts;
•	the opinion of its financial advisor;
•	brokers’ fees and expenses;
•	properties and assets;
•	insurance;
•	environmental matters;
•	compliance with anti-corruption and anti-bribery laws
•	inapplicability of anti-takeover statutes;
•	significant suppliers and customers; and
•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9.

Company Material Adverse Effect. Some of the representations and warranties in the Merger Agreement made by RetailMeNot are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, condition, change, occurrence or development, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, operations, assets, liabilities or financial condition of RetailMeNot and its subsidiaries, taken as a whole, or (ii) the ability of RetailMeNot to consummate the Offer and the Merger. The definition of “Company Material Adverse Effect” excludes and does not take into account the following (except (A) in the case of the following clauses (i), (ii), (iv) and (vii), to the extent RetailMeNot is disproportionately adversely effected by such matters relative to other participants in its industry and (B) in the case of the following clauses (v) and (vi), the underlying causes of such matters may be taken into account) :

(i)	general, political, economic or market conditions or general changes or developments in the industry in which RetailMeNot or its subsidiaries operated;
(ii)	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event;
(iii)	from the announcement or pendency of the Offer or the Merger;
(iv)	changes in law or GAAP;
(v)	changes in the price or trading volume of RetailMeNot’s stock;
(vi)	any failure by RetailMeNot to meet public or internal revenue, earnings or other projections;
(vii)	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency;
(viii)	the taking of any action expressly required by the Merger Agreement, or the failure to take any action expressly prohibited by the Merger Agreement; or
(ix)	any proceeding brought or threatened by stockholders of either Parent or RetailMeNot (whether on behalf of RetailMeNot, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to the Merger Agreement or violations of securities laws.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to RetailMeNot with respect to:

•	corporate matters, such as organization, foundational documents, standing, qualification, power and authority;

•	required consents and approvals, and no violations of laws or organizational documents;
•	authority relative to the Merger Agreement;
•	absence of litigation;
•	available financing;
•	activities of Purchaser;
•	solvency of Parent and its subsidiaries;
•	ownership of securities of RetailMeNot;
•	absence of agreements with RetailMeNot’s stockholders, directors or officers relating to the transactions contemplated by the Merger Agreement or the management of RetailMeNot after the Effective Time; and
•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any event, condition, change, occurrence or development, circumstance or effect that, individually or in the aggregate, has a material and adverse effect on the ability of Parent or Purchaser to consummate the Offer of the Merger.

None of the representations and warranties contained in the Merger Agreement or in any certificate or schedule or other document delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. RetailMeNot has agreed that while the Merger Agreement is in force and prior to the Effective Time, except as permitted by the Merger Agreement, required by applicable law or as consented to in writing by Parent, it (i) shall conduct its business in the ordinary course consistent with past practice and in compliance with law, preserve intact its business organization, keep available the services of its officers and employees, and maintain their relationships and goodwill with customers, suppliers, landlords, and other material business relationships and keep in full force and effect all appropriate insurance policies covering all of its material assets and (ii) shall not, and shall cause its subsidiaries not to:

•	declare or pay any dividend or other distribution (other than dividends or distributions between or among wholly owned subsidiaries);
•	adjust, split, combine, subdivide, reclassify or amend the terms of any of its or their capital stock;
•	repurchase, acquire, redeem or otherwise reacquire any capital stock or other securities of RetailMeNot or its subsidiaries, subject to limited exceptions in respect of the exercise or settlement of RetailMeNot equity awards;
•	sell, issue, grant, deliver, pledge or otherwise encumber any capital stock or other equity security (including securities convertible into such securities and equity awards) of RetailMeNot or its subsidiaries, subject to limited exceptions in respect of the exercise or settlement of RetailMeNot equity awards;
•	amend or otherwise modify any of the terms of any outstanding RetailMeNot equity awards other than as expressly provided by the Merger Agreement;
•	amend RetailMeNot’s or its subsidiaries’ organizational documents;
•	acquire any equity interest, business or assets of any persons other than the acquisition of assets in the ordinary course of business, or enter into or become party to any plan of dissolution, liquidation merger, business combination, recapitalization or similar transaction;
•	incur any capital expenditures other than in the ordinary course of business consistent with past practice and not in excess of $1,000,000 in the aggregate (excluding non-cash capitalization of software costs);

•	incur any cash expenditures except cash in the ordinary course of business consistent with past practice or spend more than $1,000,000 purchasing gift card inventory in any single purchase (or structure gift card purchases to circumvent this limit);
•	enter into contracts that impose material exclusivity, “most favored nation” or similar provisions in favor of the other party;
•	amend, terminate or waive material rights under, or enter into, specified material contracts;
•	enter into any contract or solicit or enter into any transaction that would reasonably be expected to materially interfere with or delay the consummation of the Offer or the Merger or cause RetailMeNot to fail to comply with the Merger Agreement in any material respect;
•	initiate, compromise or settle any litigation or arbitration unless involving only the payment of monetary damages not in excess of $150,000 individually or $450,000 in the aggregate;
•	dispose of or encumber any personal or real property (including intellectual property) or assets that have a fair market value in excess of $100,000 individually or $300,000 in the aggregate, or make any pledge of cash or any material assets;
•	lend money or become liable for any indebtedness in excess of $100,000 in the aggregate;
•	except as required by any existing RetailMeNot compensation plans, (i) increase the compensation or benefits payable to any RetailMeNot personnel other than in the ordinary course of business consistent with past practice, (ii) grant any increase in severance or termination pay, (iii) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any employee, officer, director or other individual service provider (other than offer letters that provide for at-will employment without any severance or change in control benefits for newly hired employees), (iv) establish, adopt, enter into, amend or terminate any equity or compensation plan, or (v) take any action to accelerate any payment or benefit other than as expressly provided by the Merger Agreement;
•	modify, extend or enter into any collective bargaining agreement or any other labor-related agreements or arrangements;
•	hire or terminate (other than for cause) any employee who is or would be entitled to receive total annual cash compensation in excess of $250,000;
•	other than as required by changes in GAAP or SEC rules and regulations, change any methods of accounting or accounting practices in any material respect;
•	make, change or revoke any material tax election, settle or compromise any claim, notice, audit or assessment in respect of material taxes, change any annual tax accounting period, adopt or change any material accounting method for taxes, file any material amended tax return, enter into specified agreements relating to taxes, surrender or forfeit any right to claim a material refund or credit of taxes, request any tax ruling, or consent to any waiver of the statute of limitations period applicable to any material tax claim or assessment;
•	establish any new business segment outside; or
•	agree to take any of the actions described in the preceding bullet points.

Access to Information. Until the Effective Time or until the termination of the Merger Agreement, RetailMeNot has agreed to provide Parent with reasonable access during normal business hours to its books and records and other information as Parent may reasonably request regarding RetailMeNot and its subsidiaries, subject to certain exceptions and limitations.

Directors’ and Officers’ Indemnification and Insurance. After the Offer Closing, Parent has agreed to, and has agreed to cause RetailMeNot, the Surviving Corporation and any of their respective applicable subsidiaries to, indemnify, defend, hold harmless and advance expenses to all past and present directors and officers of RetailMeNot and its subsidiaries and to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the merger agreement pursuant to RetailMeNot or its subsidiaries’ charter and organizational documents and the indemnification agreements in existence as of the date of the

Merger Agreement. Parent has also agreed to cause to be maintained in effect in RetailMeNot or the Surviving Corporation’s (or any successor company’s) charter and bylaws for a period of six years after the Merger Closing, officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such indemnified person currently covered by RetailMeNot’s officers’ and directors’ liability insurance policy on terms no less favorable than those of such policy in effect on the date of the Merger Agreement. The obligation to maintain such liability insurance shall be deemed to have been satisfied by RetailMeNot purchasing an acceptable “tail” policy prior to the Effective Time, which RetailMeNot has agreed to do subject to the limitation that the premium may not exceed 300% of the annual amount RetailMeNot paid in its last full fiscal year in respect of directors’ and officers’ liability insurance.

Appropriate Action; Consents; Filings. M&F and RetailMeNot each intends to file a Notification and Report Form pursuant to the HSR Act with respect to the Offer on April 24, 2017. Each of Parent and RetailMeNot has further agreed to: (i) respond at the earliest practicable date to any requests for additional information made by the DOJ, the FTC, or any other governmental body relating to the Offer and the Merger; (ii) act in good faith and reasonably cooperate with the other parties in connection with any investigation by any governmental body under any antitrust law relating to the Offer and the Merger; and (iii) furnish to each other all information required for any filing, form, declaration, notification, registration and notice under any antitrust law relating to the Offer and the Merger, subject to advice of such party’s counsel.

Parent is responsible for all filing fees in connection with the filings required to be made in order to obtain antitrust clearances.

Reasonable Best Efforts. The parties have agreed to use their reasonable best efforts to take all actions, and to do all things reasonably necessary, proper or advisable under applicable law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from all governmental bodies and make all necessary registrations, declarations and filings with all governmental bodies, that are necessary to consummate the Offer and the Merger, subject to the specific obligations related to the debt financing (described under “—Efforts to Obtain Financing”) and the HSR Act and other antitrust laws (described under “—Appropriate Action; Consents; Filings”).

Public Announcements. Parent and RetailMeNot have agreed not to make any press release or other public statement regarding the Offer and the Merger without first consulting with each other and considering each other’s views with respect thereto, subject to certain exceptions.

Notification of Certain Events. Parent and RetailMeNot have agreed that they will, as promptly as reasonably practicable, notify the other:

•	upon becoming aware that any representation or warranty made by it in the merger agreement has become untrue or inaccurate, or of any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the merger agreement, in each case, such that any condition to the Offer or the Merger would fail to be satisfied;
•	of any written communication from any person alleging that the consent of such person is or may be required in connection with the Offer or the Merger;
•	of any material written communication from any governmental body related to the Offer or the Merger; and
•	of any proceeding that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to any section of the Merger Agreement.

Stockholder Litigation. RetailMeNot has agreed to promptly advise Parent in writing of any stockholder litigation against RetailMeNot or its directors relating to the merger agreement or the mergers and to keep Parent fully informed regarding any such stockholder litigation. RetailMeNot has also agreed to give Parent the right to review and comment on all material filings or responses to be made by RetailMeNot in connection with any such stockholder litigation, and no settlement will be agreed to or offered without the prior written consent of Parent.

Employee Matters. During the one-year period following the Effective Time, Parent will (or will cause the Surviving Corporation or a subsidiary of RetailMeNot to) provide to each continuing employee for so long as such employee remains an employee of Parent, the Surviving Corporation or any RetailMeNot subsidiary, compensation (including salary, annual cash bonus opportunities, commissions and severance) and benefits that are in the aggregate, no less favorable than the compensation (excluding any long-term cash incentive compensation, equity or equity-based compensation, retention, change of control, transaction or similar bonuses, and nonqualified deferred compensation) and benefits (excluding any defined benefit pension plan or retiree welfare benefits) provided to such employee immediately prior to the Effective Time.

If any continuing employee becomes eligible to participate under any employee benefit plan, program, policy, or arrangement of Parent or the Surviving Corporation or any of their respective subsidiaries following the Effective Time, Parent will (or will cause the Surviving Corporation to) use commercially reasonable efforts to: (i) waive any pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any such employee under any Parent employee benefit plan providing medical, dental, or vision benefits for the plan year in which the Effective Time occurs to the same extent such limitation would have been waived or satisfied under the corresponding RetailMeNot employee benefit plan that the employee participated in immediately prior to commencing coverage under the Parent employee benefit plan; and (ii) provide each such employee with credit for any copayments and deductibles paid prior to the employee’s coverage under the Parent employee benefit plan during the plan year in which the Effective Time occurs, to the same extent such credit was given under the employee benefit plan that the employee participated in immediately prior to coverage under the Parent employee benefit plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent employee benefit plan for that plan year.

As of the Effective Time, Parent will (or will cause the Surviving Corporation and their respective subsidiaries to) recognize all service of each continuing employee prior to the Effective Time to RetailMeNot (or any predecessor entities) for vesting and eligibility purposes (but not for benefit accrual purposes under any defined benefit pension plan or retiree welfare plan) and for purposes of determining future vacation accruals and severance amounts to the same extent as such employee received, immediately before the Effective Time, credit for such service under any similar RetailMeNot employee benefit plan in which such employee participated immediately prior to the Effective Time. However, such service credit will not result in any duplication of benefits for the same period of service.

Efforts to Obtain Financing. In the Merger Agreement, Parent has agreed to use reasonable best efforts to obtain the proceeds of the Debt Financing described in the Commitment Letter and the fee letter referred to in the Commitment Letter (the “Fee Letter”), including using reasonable best efforts to: (i) maintain in effect the Commitment Letter and Fee Letter, (ii) negotiate definitive agreements with respect to the Debt Financing on terms and conditions not less favorable, in the aggregate, than those contained in the Commitment Letter and the Fee Letter, and (iii) satisfy, or obtain the waiver of, all conditions in the Commitment Letter, Fee Letter and definitive agreements applicable to and within Parent’s control.

Parent shall not, without the prior written consent of RetailMeNot (which shall not be unreasonably withheld, conditioned or delayed) and subject to certain exceptions, permit any amendments or modifications to, or any waivers of, any provision under the financing commitments that would (i) add new (or adversely modify any existing) conditions to the consummation of the Debt Financing, (ii) adversely affect the ability of Parent to enforce its rights against other parties to the Commitment Letter and the Fee Letter, (iii) otherwise reasonably be expected to prevent, impede or materially delay the consummation of the Merger or (iv) result in the termination of the Debt Financing or Commitment Letter unless replaced with an acceptable alternative debt financing.

If a portion of the Debt Financing becomes unavailable, with certain exceptions, Parent will use its reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with available cash on hand of Parent, Purchaser and RetailMeNot and/or equity financing and any then-available debt financing pursuant to any then-existing financing commitment letter, to consummate the transactions contemplated by the Merger Agreement and to pay related fees and expenses earned, due and payable as of the Offer Closing) from the same or other sources and which do not include any incremental conditions to the consummation of such alternative debt financing that are materially more onerous to Parent or RetailMeNot (in the aggregate) than the conditions set forth in the Commitment Letter in effect as of the date of the Merger Agreement (provided that Parent shall not be obligated to obtain financing on terms that are materially less favorable to Parent than those contained in the Commitment Letter and the Fee Letter). Parent will also promptly notify RetailMeNot of such unavailability and the reason therefor.

Financing Cooperation. RetailMeNot has agreed to use reasonable best efforts to cause the respective officers, employees, consultants and advisors, including legal and accounting advisors, of RetailMeNot and its subsidiaries to provide to Parent such cooperation as may be reasonably requested by Parent in connection with obtaining the Debt Financing, including certain specific actions set forth in the Merger Agreement.

No Solicitation. From and after the date of the Merger Agreement, until the earlier of the Effective Time or the date of termination of the merger agreement pursuant to its terms, RetailMeNot has agreed not to, nor permit any of its subsidiaries to, and shall cause its and their respective officers, directors, employees, agents, attorneys, accountants, advisors, investment bankers and other representatives not to, directly or indirectly:

•	solicit, initiate or knowingly take any action to facilitate or encourage any acquisition proposal (as defined below) or proposal or inquiry that constitutes, or would reasonably be expected to lead to, an acquisition proposal;
•	conduct or engage in any discussions or negotiations with, disclose any non-public information relating to RetailMeNot or any of its subsidiaries to, afford access to the business, properties, assets, books or records of RetailMeNot or any of its subsidiaries to or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any acquisition proposal;
•	amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of RetailMeNot or any of its subsidiaries (other than provisions in such obligations expressly prohibiting the communication of confidential proposals to RetailMeNot Board) or approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or
•	enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any acquisition proposal or enter into any agreement or agreement in principle requiring RetailMeNot to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations under the Merger Agreement.

However, at any time prior to the time at which Purchaser accepts Shares tendered into the Offer at the expiration thereof (the “Acceptance Time”), in response to an unsolicited bona fide written acquisition proposal made after the date of the Merger Agreement, that did not result from a breach of the non-solicitation provisions described above, that the RetailMeNot Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or would reasonably be expected to result in a superior proposal (as defined below), RetailMeNot may take the following actions, upon a good faith determination by the RetailMeNot Board (after consultation with its outside counsel) that failure to take such action would be inconsistent with the RetailMeNot Board’s fiduciary duties under applicable law:

•	furnish information with respect to RetailMeNot and its subsidiaries to the person making such acquisition proposal pursuant to a customary confidentiality agreement that contains customary “standstill” provisions and such other terms no less favorable to RetailMeNot than those contained in the confidentiality agreement between RetailMeNot and Parent’s subsidiary, subject to certain qualifications; and
•	participate in discussions or negotiations with the person making such acquisition proposal (and its representatives) regarding such acquisition proposal.

RetailMeNot has agreed to promptly advise Parent in writing, in no event later than 24 hours after receipt of any acquisition proposal, and to identify to Parent the person making such acquisition proposal, the terms and conditions of any proposal or offer, the nature of any inquiries or contacts, and all written materials relating to such acquisition proposal. Thereafter, RetailMeNot has agreed to keep Parent informed within 24 hours of any proposed changes to the price or other material terms of such acquisition proposal.

RetailMeNot Board Recommendation. As described in more detail in the Schedule 14D-9, the RetailMeNot Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of RetailMeNot and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolved that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of RetailMeNot’s stockholders pursuant to Section 251(h) of the DGCL; and (iv) subject to the terms of the Merger Agreement, resolved to recommend that RetailMeNot’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (collectively, the “RetailMeNot Board Recommendation”).

The Merger Agreement provides that neither the RetailMeNot Board nor any committee thereof will (i) withdraw, amend, qualify, fail to make or modify, in a manner adverse to Parent, or publicly withhold, withdraw, amend, qualify, fail to publicly reaffirm, in the event that any acquisition proposal has become publicly known or been delivered to the RetailMeNot Board and Parent has requested such reaffirmation or in the event of media rumors or speculation with respect thereto, within the later of (A) two business days of such request and (B) the end of the Notice Period (as defined below) then in effect (or that comes into effect within two business days of such request), the RetailMeNot Board Recommendation, (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any acquisition proposal or superior proposal, (iii) fail to recommend against acceptance of any tender offer or exchange offer for the common stock of RetailMeNot within 10 business days after the commencement of such offer (other than the Offer or another tender or exchange offer by Parent or Purchaser) or (iv) resolve or agree to take any of the foregoing actions (each such action or failure to act as described in this paragraph, a “change in RetailMeNot Board Recommendation”), subject to certain customary exceptions.

Notwithstanding the foregoing, the RetailMeNot Board may, at any time prior to the Acceptance Time (subject to the limitations described below), (i) effect a change in RetailMeNot Board Recommendation in response to an intervening event (as described below), if the RetailMeNot Board concludes in good faith, after consultation with RetailMeNot’s financial advisor and outside counsel, that the failure to take such action would be inconsistent with the RetailMeNot Board’s fiduciary duties under applicable law; and (ii) effect a change in RetailMeNot Board Recommendation in response to an acquisition proposal if (A) the RetailMeNot Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the RetailMeNot Board’s fiduciary duties under applicable law, (B) the RetailMeNot Board concludes in good faith, after consultation with RetailMeNot’s financial advisor and outside counsel, that the acquisition proposal constitutes a superior proposal, and (C) prior to effecting such change in RetailMeNot Board Recommendation, RetailMeNot complies with the provisions described immediately below.

Before RetailMeNot may effect a change in RetailMeNot Board Recommendation as described above:

•	RetailMeNot must provide prompt prior written notice, and in any event at least four business days prior to making a change in RetailMeNot Board Recommendation (the “Notice Period”) to Parent of its intention to make a change in RetailMeNot Board Recommendation, which notice shall contain either a description of the intervening event giving rise to such proposed action or a description of the material terms and conditions of such superior proposal, as applicable;
•	If Parent, in its discretion, proposes to make amendments to the merger agreement in response to such alternative acquisition proposal, RetailMeNot must negotiate during such Notice Period with Parent in good faith to make amendments to the terms and conditions of the merger agreement so that such alternative acquisition proposal ceases to constitute a superior proposal (and, each time there is any material revision to the terms of a superior proposal, the Notice Period shall be extended to ensure that at least two business days remain in the Notice Period after RetailMeNot notifies Parent of any such material revision); and
•	Parent must not make, within the Notice Period (and any extensions thereof), a proposal that is determined by the RetailMeNot Board (after consultation with RetailMeNot’s financial advisor and outside counsel), to cause the intervening event to no longer form the basis for the RetailMeNot Board to effect a change in RetailMeNot Board Recommendation or cause the offer previously constituting a superior proposal to no longer constitute a superior proposal.

The Merger Agreement defines “acquisition proposal” as any bona fide written offer, inquiry, indication of interest or proposal (other than an offer or proposal by Parent, Purchaser or their affiliates) contemplating, involving or otherwise relating to any transaction or series of related transactions (other than the transactions contemplated by the merger agreement) involving:

•	any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a person or “group” of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 17.5% of the outstanding shares of any class of voting securities of RetailMeNot, or (ii) RetailMeNot issues securities representing more than 17.5% of the outstanding shares of any class of voting securities of RetailMeNot; or
•	any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any assets of RetailMeNot or any of its subsidiaries that constitute or account for (i) 25% or more of the consolidated net revenues of RetailMeNot, consolidated net income of the RetailMeNot or consolidated book value of RetailMeNot, or (ii) 25% or more of the fair market value of the consolidated assets of RetailMeNot or any of its subsidiaries.

The Merger Agreement defines “superior proposal” as a bona fide written acquisition proposal that did not result from a breach of the non-solicitation obligations described above from any person that, if consummated, would result in a person or group (or the stockholders of any such person or group) owning, directly or indirectly, more than 80% of the outstanding shares of RetailMeNot common stock or assets of RetailMeNot and its subsidiaries, in either case, which the RetailMeNot Board determines in good faith (after consultation with its outside legal counsel and financial advisor) (i) to be reasonably likely to be consummated on the terms proposed if accepted and (ii) if consummated, would result in a transaction more favorable to RetailMeNot’s stockholders from a financial point of view than the Offer and the Merger, in each case, taking into account at the time of determination all relevant circumstances.

The Merger Agreement defines an “intervening event” as an event, fact, development or occurrence that materially affects the business, assets or operations of RetailMeNot that was unknown and not reasonably foreseeable by the RetailMeNot Board as of the date of the Merger Agreement which becomes known to the RetailMeNot Board after the date of the Merger Agreement and prior to the Acceptance Time, subject to certain exceptions including (i) the receipt, existence of terms of an acquisition, (ii) changes affecting RetailMeNot’s industry generally, (iii) changes in general economic or market conditions, (iv) changes in search engine algorithms or search rankings of RetailMeNot or (v) the fact that RetailMeNot exceeds internal or published projections or guidance shall not be deemed to give rise to an intervening event.

Closing Conditions. The obligations of Parent and Purchaser to accept and pay for Shares tendered into the Offer are subject to the satisfaction or waiver of the conditions described in Section 15 — “Certain Conditions of the Offer.” The obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	all waiting periods applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated;
•	no law or order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body of competent jurisdiction shall be in effect enjoining, restraining, preventing, prohibiting or making illegal the consummation of the Merger; and
•	Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer; provided that neither Purchaser nor Parent shall be entitled to assert the failure of this condition if, in breach of the Merger Agreement, Purchaser fails to purchase any Shares validly tendered and not validly withdrawn pursuant to the Offer.

Termination. The Merger Agreement may be terminated as follows:

•	by mutual written consent of Parent and RetailMeNot at any time prior to the Acceptance Time;
•	by either Parent or RetailMeNot if the Acceptance Time shall have not been consummated on or prior to the Outside Date, subject to certain exceptions (an “Outside Date Termination”);
•	by either Parent or RetailMeNot at any time prior to the Effective Time if any final, non-appealable legal restraint shall be in effect enjoining, restraining, preventing, prohibiting or making illegal the making of the Offer, the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger;
•	by Parent at any time prior to the Acceptance Time if a triggering event (as defined below) shall have occurred (a “Triggering Event Termination”);
•	by either Parent or RetailMeNot if the Offer shall have expired (without having been extended) or shall have been terminated in accordance with the terms of the Merger Agreement without Purchaser having accepted Shares for payment pursuant to the Offer, subject to certain exceptions (an “Offer Expiration Termination”);
•	by Parent, at any time prior to the Acceptance Time, if there has been a material breach of any covenant, obligation or agreement on the part of RetailMeNot or any representation or warranty of RetailMeNot in the Merger Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would result in certain conditions to the obligations of Parent and Purchaser to effect the Offer not being satisfied, and such breach is not curable by the Outside Date, or, if curable through the exercise of commercially reasonable efforts, is not cured within 15 business days of the date Parent gives RetailMeNot notice of such breach or inaccuracy, subject to certain exceptions (a “Parent Termination for RetailMeNot Breach”);
•	by RetailMeNot if there has been a material breach of any covenant, obligation or agreement on the part of Parent or Purchaser or any representation or warranty of the Parent or Purchaser in the Merger Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would have a material adverse effect on the ability of Parent or Purchaser to consummate the Offer, and such breach is not curable by the Outside Date, or, if curable through the exercise of commercially reasonable efforts, is not cured within 15 business days of the date RetailMeNot gives Parent notice of such breach or inaccuracy, subject to certain exceptions (a “RetailMeNot Termination for Parent Breach”);
•	by RetailMeNot at any time prior to the Acceptance Time to enter into a definitive acquisition agreement authorized by the RetailMeNot Board providing for a superior proposal and, concurrently with such termination, RetailMeNot enters into such definitive acquisition agreement; provided that RetailMeNot shall have complied with its non-solicitation obligations under the Merger Agreement and prior to or concurrently with such termination RetailMeNot pays to Parent a termination fee of $18,000,000 as described below under “—RetailMeNot Termination Fee” (a “Superior Proposal Termination”);
•	by RetailMeNot (A) at any time prior to the commencement of the Offer if Purchaser shall have failed to commence the Offer in violation of the Merger Agreement, subject to certain exceptions, or (B) at any time prior to the Acceptance Time if all the conditions to the Offer shall have been satisfied or waived as of the expiration of the Offer and Parent shall have failed to consummate the Offer thereafter in accordance with the Merger Agreement; or
•	by RetailMeNot at any time prior to the Acceptance Time if Parent shall have delivered one or more Financing Extension Notices (a “Financing Extension Termination”).

The Merger Agreement states that a “triggering event” shall be deemed to have occurred if, among other things: (i) a change in RetailMeNot Board Recommendation shall have occurred; (ii) RetailMeNot shall have failed to include the RetailMeNot Board Recommendation in the Schedule 14D-9; (iii) RetailMeNot shall have entered into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any acquisition proposal, subject to certain exceptions, or any agreement or agreement in principle requiring RetailMeNot to abandon, terminate or fail to consummate the transactions contemplated hereby or materially breach its obligations under Merger Agreement; or (iv) RetailMeNot, or any of its subsidiaries or any of their respective representatives shall have committed a material uncured breach of any of their respective non-solicitation obligations under the Merger Agreement.”

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect without liability on the part of any party (or their respective directors, officers, employees, stockholders, representatives, agents or advisors or any arranger, lender or other provider of Debt Financing to Parent or its affiliates), except that (i) certain specified provisions of the Merger Agreement will survive, including those requiring the payment of termination fees in specified circumstances as described below, and (ii) nothing shall relieve a party from any liability resulting from fraud or any willful breach of any covenant, agreement, representation or warranty, subject to the provisions described below in “—Effect of Payment of Termination Fees” and “—Availability of Specific Performance.”

RetailMeNot Termination Fee. The Merger Agreement provides that RetailMeNot will pay Parent a cash termination fee of $18,000,000 (the “RetailMeNot Termination Fee”) under certain circumstances, which RetailMeNot Termination Fee will be made by wire transfer of immediately available funds as described below:

•	in the event of a Triggering Event Termination (in which case the RetailMeNot Termination Fee must be paid within two business days of such termination) or a Superior Proposal Termination (in which case the RetailMeNot Termination Fee must be paid prior to or concurrently with such termination); and
•	if (i) after the date of the Merger Agreement an acquisition proposal shall have become publicly known or delivered to the RetailMeNot Board and not withdrawn, (ii) thereafter the Merger Agreement is terminated pursuant to an Outside Date Termination or an Offer Expiration Termination, in each case, where the failure of Purchaser to accept Shares for payment pursuant to the Offer is attributable to the failure of the Minimum Condition to be satisfied, or pursuant to a Parent Termination for RetailMeNot Breach, and (iii) within 12 months after such termination (x) RetailMeNot shall have entered into a definitive agreement with respect to any acquisition proposal or (y) any transaction contemplated by an acquisition proposal shall have been consummated, then RetailMeNot shall pay to Parent the RetailMeNot Termination Fee by wire transfer of same-day funds on the earliest date of when such definitive agreement is executed or such transaction is consummated; provided that such agreement or transaction must involve at least 35% of RetailMeNot’s assets (as opposed to the 25% threshold set forth in the definition of “acquisition proposal” described above).

In no event shall RetailMeNot be required to pay the RetailMeNot Termination Fee on more than one occasion. See also “—Effect of Payment of Termination Fees.”

Parent Termination Fee. Parent has agreed to pay RetailMeNot a termination fee (the “Parent Termination Fee”) if Parent has delivered one or more Financing Extension Notices to RetailMeNot (as described above under “—The Offer”) and the following occur:

(i)	the Merger Agreement is terminated by Parent or RetailMeNot pursuant to an Outside Date Termination or Offer Expiration Termination or by RetailMeNot pursuant to a RetailMeNot Termination for Parent Breach or a Financing Extension Termination and immediately prior to such termination (A) all of the conditions to the Offer and the conditions to the Merger relating to HSR approval and the absence of injunctions and restraints have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Offer Closing or the Merger Closing, provided that such conditions are reasonably capable of being satisfied) and RetailMeNot has given notice in writing representing that it is ready, willing and able to complete the Offer Closing and the Merger Closing; and
(ii)	Parent and Purchaser fail to complete the Offer Closing or the Merger Closing by the respective date such closings are required to have occurred pursuant to the Merger Agreement as a result of the full amount of the Debt Financing failing to be funded or prospectively funded at such closing.

The amount of the Parent Termination Fee begins at $25,000,000 in the event an applicable termination of the Merger Agreement occurs immediately following Parent’s initial delivery of a Financing Extension Notice, and thereafter increases linearly to a maximum of $35,000,000 if an applicable termination of the Merger Agreement occurs as of or following the Outside Date.

In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. See also “—Effect of Payment of Termination Fees.”

Expense Reimbursement. In the event that the Merger Agreement is terminated (i) by either Parent or RetailMeNot pursuant to an Outside Date Termination or Offer Expiration Termination and as of such termination the Minimum Condition has not been satisfied but all other conditions to the Offer and the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Offer Closing or the Merger Closing, provided that such conditions are reasonably capable of being satisfied) or (ii) by Parent pursuant to a Termination for RetailMeNot Breach, then RetailMeNot shall reimburse Parent $5,500,000 in respect of expenses incurred by Parent, Purchaser and their respective affiliates in connection with the Merger Agreement (the “Expense Reimbursement”), without need for supporting documentation. Any Expense Reimbursement payment shall be made within two business days of such termination. In no event shall RetailMeNot be required to pay the Expense Reimbursement on more than one occasion, and the Expense Reimbursement, if paid, shall be creditable against, and not in addition to, any subsequent payment of the RetailMeNot Termination Fee.

Effect of Payment of Termination Fees. The parties have agreed in the Merger Agreement that, in the event Parent receives the RetailMeNot Termination Fee, or RetailMeNot receives the Parent Termination Fee, such receipt shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the applicable party or its affiliates in connection with the Merger Agreement, and none of Parent, Purchaser, RetailMeNot or any of their respective affiliates shall be entitled to bring or maintain any other legal proceeding or seek any other remedy against the other parties or any of their respective direct or indirect affiliates, equityholders, officers, directors, advisors or other representatives, or, in the case of Parent and Purchaser, any arranger, lender or other provider of the Debt Financing, arising out of the Merger Agreement or any of the transactions contemplated thereby.

Availability of Specific Performance. The parties agreed that, subject to the following paragraph and the provisions described in “—Effect of Payment of Termination Fees,” irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and therefore the parties are entitled to seek an injunction or injunctions to (i) prevent breaches of the Merger Agreement and (ii) enforce specifically the terms and provisions thereof, this being in addition to any other remedy to which they are entitled at law or in equity.

However, RetailMeNot is not entitled to enforce or seek to enforce specifically Parent’s and Purchaser’s obligations to consummate the Offer or the Merger unless (i) all of the conditions to the Offer and the conditions to the Merger relating to HSR approval and the absence of injunctions and restraints have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Offer Closing or the Merger Closing, provided that such conditions are reasonably capable of being satisfied), (ii) RetailMeNot has given notice in writing to Parent representing that it is ready, willing and able to complete the Offer Closing and the Merger Closing, (iii) the full amount of the Debt Financing has been funded or will be funded at the Offer Closing or the Merger Closing and (iv) Parent and Purchaser have failed to complete Offer Closing or the Merger Closing by the respective date such closing is required to have occurred pursuant to the Merger Agreement. Under no circumstances is RetailMeNot permitted or entitled to receive both a grant of specific performance and payment of the Parent Termination Fee. Furthermore, for the avoidance of doubt, the provisions described in this paragraph do not limit RetailMeNot’s ability to seek specific performance of Parent’s obligations to seek to obtain and consummate the Debt Financing, or Parent’s and Purchaser’s obligations to consummate the Offer and the Merger if the full amount of the Debt Financing has been funded or will be funded at the Offer Closing or the Merger Closing.

Confidentiality Agreement

On January 10, 2017, RetailMeNot and Valassis Communications, Inc. (“Valassis”) (a wholly owned direct subsidiary of Parent) entered into the Confidentiality Agreement, in connection with Parent’s evaluation of the potential acquisition of RetailMeNot. Under the Confidentiality Agreement, Valassis agreed, subject to certain exceptions, to keep confidential any non-public information concerning RetailMeNot and agreed to certain “standstill” and employee non-solicitation provisions for the protection of RetailMeNot for a period of 12 months from the date of the Confidentiality Agreement. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

12.	Purpose of the Offer; Plans for RetailMeNot.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, RetailMeNot. The Offer, as the first step in the acquisition of RetailMeNot, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in RetailMeNot or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in RetailMeNot. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of RetailMeNot.

Merger Without a Stockholder Vote. If the Offer is consummated, we do not anticipate seeking the approval of the remaining public stockholders of RetailMeNot before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the Merger Closing without a vote of the stockholders of RetailMeNot in accordance with Section 251(h) of the DGCL.

Plans for RetailMeNot. It is expected that, initially following the Merger, the business and operations of RetailMeNot will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of RetailMeNot during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of RetailMeNot, on the one hand, and Parent, Purchaser, M&F or RetailMeNot, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of RetailMeNot entering into any such agreement, arrangement or understanding.

It is possible that certain members of RetailMeNot’s current management team will enter into new employment arrangements with RetailMeNot after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the certificate of incorporation of and the bylaws of the Surviving Corporation will be amended to be in the form of the certificate of incorporation and bylaws of Purchaser except that the name of the Surviving Corporation shall be “RetailMeNot, Inc.” and such certificate of incorporation and bylaws shall comply with the provisions of the Merger Agreement described under Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Directors’ and Officers’ Indemnification and Insurance.” The directors and officers of Purchaser will become the directors and officers of RetailMeNot in each case until their respective successors are duly elected or appointed or until their earlier death, resignation or removal. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Board of Directors and Officers.”

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger immediately following the Offer Closing.

Stock Quotation. The Shares are currently listed on the NASDAQ. Immediately following the consummation of the Merger (which is expected to occur immediately following the Offer Closing), the Shares will no longer meet the requirements for continued listing on the NASDAQ because the only stockholder will be Purchaser. The NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause RetailMeNot to delist the Shares from the NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of RetailMeNot to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by RetailMeNot to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to RetailMeNot, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of RetailMeNot and persons holding “restricted securities” of RetailMeNot to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause RetailMeNot to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, RetailMeNot will not, and will not allow its subsidiaries to, declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any shares of capital stock or any other securities of RetailMeNot or its subsidiaries.

15.	Certain Conditions of the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), to pay for any Shares tendered pursuant to the Offer if:

(a)   any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall not have expired or been terminated;

(b)   the Minimum Condition is not satisfied (i.e., there shall not have been validly tendered in the Offer and not validly withdrawn prior to the expiration thereof that number of Shares which, together with the number of Shares (if any) then owned by Purchaser represents a majority of the Shares then outstanding); or

(c)   any of the following conditions shall exist as of immediately prior to the Acceptance Time:

(i)	there shall be any order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body of competent jurisdiction restraint in effect enjoining, restraining, preventing, prohibiting or making illegal the making of the Offer, the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Offer or the Merger;

(ii)	certain representations and warranties of RetailMeNot (A) relating to corporate organization and authorization, absence of Company Material Adverse Effect and finder’s and broker’s fees shall not be true and correct in all respects as of the date of the Merger Agreement and as of immediately prior to the Acceptance Time as if made at and as of such time; (B) relating to RetailMeNot’s capitalization shall not be true and correct in all respects as of the date of the Merger Agreement and as of immediately prior to the Acceptance Time as if made at and as of such time, other than any inaccuracies that would not reasonably be expected to result in additional cost, expense or liability to Parent or its subsidiaries (including, after the Merger Closing, the Surviving Corporation) of more than $400,000 in the aggregate; or (C) set forth in the rest of the Merger Agreement (other than those provisions described in clauses (A) and (B) above) shall not be true and correct as of the date of the Merger Agreement and as of immediately prior to the Acceptance Time as if made at and as of such time except where any failures of any such representations and warranties to be true and correct have not had and would not reasonably be expected to have a Company Material Adverse Effect; except in each case that representations and warranties made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only and, for purposes of determining the accuracy of the representations and warranties of RetailMeNot for purposes of this clause, all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth in RetailMeNot’s representations and warranties in the Merger Agreement shall be disregarded;
(iii)	RetailMeNot shall have failed to perform or comply in all material respects with its obligations, covenants or agreements to be performed or complied with prior to the Offer Closing under the Merger Agreement and such failure to perform or comply with such obligations, covenants or agreements shall not have been waived or cured;
(iv)	since the date of the Merger Agreement, a Company Material Adverse Effect shall have occurred (as described in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Company Material Adverse Effect”);
(v)	the Merger Agreement shall have been terminated in accordance with its terms (as described in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination”);
(vi)	RetailMeNot shall not have delivered to Parent a certificate, signed on behalf of RetailMeNot by its chief executive officer and chief financial officer, to the effect that the conditions set forth in clauses (ii), (iii) and (iv) of paragraph (c) above shall not have occurred and be continuing as of immediately prior to the Acceptance Time; or
(vii)	the Marketing Period (as described in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Marketing Period” ) shall not have been completed.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of RetailMeNot, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the conditions to the Offer in a manner that is adverse to the holders of Shares or impose conditions to the Offer in addition to the conditions set forth above, (v) amend, modify or waive the Minimum Condition, or (vi) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with this Agreement.

The foregoing conditions are for the sole benefit of Purchaser and Parent and, subject to the terms and conditions of the Agreement and applicable law, may be waived by Purchaser or Parent, in whole or in part at any time and from time to time prior to the Expiration Date in the sole discretion of Purchaser or Parent (other than the Minimum Condition, which may be waived by Purchaser and Parent only with the prior written consent of RetailMeNot). The failure by Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by RetailMeNot with the SEC and other information concerning RetailMeNot, we are not aware of any governmental license or regulatory permit that appears to be material to RetailMeNot’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to RetailMeNot’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by M&F, on behalf of the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division of the U.S. Department of Justice, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of M&F and RetailMeNot intends to file on April 24, 2017 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on May 9, 2017, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by M&F with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of M&F. In practice, complying with a Second Request can take a significant period of time. Although RetailMeNot is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither RetailMeNot’s failure to make those filings nor a request for additional documents and information issued to RetailMeNot from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of RetailMeNot. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, RetailMeNot, or any of their respective subsidiaries or affiliates or requiring other conduct relief. State attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws. RetailMeNot is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” RetailMeNot’s board of directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

RetailMeNot, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of RetailMeNot (for purposes of the Exchange Act); it is anticipated that the Merger will be effected within one year following the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price. Rule 13e-3 under the Exchange Act would otherwise require, among other things, that certain financial information concerning RetailMeNot and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before the completion of a transaction.

Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the stockholders of RetailMeNot. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and RetailMeNot will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of stockholders of RetailMeNot in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest accruing at 5% over the Federal Reserve discount rate (including any surcharge), unless the court in its discretion determines otherwise for good cause shown.

In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the Offer Closing Date (i.e., the date on which acceptance and payment for Shares occurs, which shall be May 23, 2017 unless we extend the Offer pursuant to the terms of the Merger Agreement) and 20 days after the mailing of the Schedule 14D-9 (which date of mailing is April 24, 2017), deliver to RetailMeNot a written demand for appraisal of Shares held, which demand must reasonably inform RetailMeNot of the identity of the stockholder and that the stockholder is demanding appraisal;
•	not tender their Shares in the Offer; and
•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex C to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent and Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and Broadridge Corporate Issuer Solutions, Inc. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

We are not aware of any state in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such state. If we become aware of any state in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. RetailMeNot has advised Purchaser that it is filing today with the SEC its Solicitation/ Recommendation Statement on Schedule 14D-9 setting forth the recommendation of RetailMeNot’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning RetailMeNot” above.

R Acquisition Sub, Inc.

April 24, 2017

SCHEDULE I – INFORMATION RELATING TO PARENT, PURCHASER AND M&F

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Parent, each of whom is a U.S. citizen. The current business address of Messrs. Nichols and Fera, Jr. is c/o Harland Clarke Holdings Corp., 15955 La Cantera Parkway, San Antonio, Texas 78256, and the business telephone number is (210) 697-8888. The current business address of Messrs. Savas and Taibi, is c/o MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065, and the business telephone number is (212) 572-8600. The current business address of Mr. Singleton, is c/o Harland Clarke Corp., 133 Peachtree Street, Atlanta, Georgia 30303, and the business telephone number is (210) 697-8888. The current business address of Mr. Brueggeman, is c/o Scantron Corporation, 1313 Lone Oak Road, Eagan, Minneapolis 55121, and the business telephone number is (651) 683-6000.

Name	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Victor K. Nichols Director, President and Chief Executive Officer
President and Chief Executive Officer of Parent since 2017; Chief Executive Officer of Valassis Marketing Media Enterprises since 2015; Chief Executive Officer of North America at Experian plc from 2010-2015.

Paul G. Savas Director	Executive Vice President and Chief Financial Officer of M&F

Edward P. Taibi Director	Senior Vice President of M&F

Peter A. Fera, Jr. Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Parent

James D. Singleton President and Chief Executive Officer of Parent’s Harland Clarke business	President and Chief Executive Officer of Parent’s Harland Clarke business

Kevin R. Brueggeman Chief Executive Officer of Parent’s Scantron business	Chief Executive Officer of Parent’s Scantron business

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Purchaser, each of whom is a U.S. citizen. The current business address of Messrs. Nichols and Fera, Jr. is c/o Harland Clarke Holdings Corp., 15955 La Cantera Parkway, San Antonio, Texas 78256, and the business telephone number is (210) 697-8888. The current business address of Mr. Taibi, is c/o MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065, and the business telephone number is (212) 572-8600.

Name	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Victor K. Nichols Director, Chief Executive Officer	Chief Executive Officer of Parent since 2017; Chief Executive Officer of Valassis Marketing Media Enterprises since 2015; Chief Executive of North America at Experian plc from 2010-2015.

Peter A. Fera, Jr. Director, Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Parent

Edward P. Taibi Director	Senior Vice President of M&F

M&F. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of M&F, each of whom is a U.S. citizen. Unless otherwise indicated, the current business address of each of the persons listed below is c/o MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065, and the business telephone number is (212) 572-8600.

Name	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Ronald O. Perelman Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of M&F

Barry F. Schwartz Vice Chairman	Vice Chairman of M&F; Executive Vice Chairman of M&F from 2007-2017.

Paul M. Meister President	President of M&F since 2014; Co-Founder and Chief Executive Officer of Liberty Lane Partners, LLC since 2008; Chairman and Chief Executive Officer of inVentive Health, Inc. from 2010-2015

Paul G. Savas Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of M&F

Steven M. Cohen Executive Vice President, Chief Administrative Officer and General Counsel	Executive Vice President, Chief Administrative Officer and General Counsel of M&F since 2013; Partner at Zuckerman Spaeder LLP from 2011-2013.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering via a USPS Service:	If delivering via UPS, Fedex or Courier:

Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0693	Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
Stockholders and All Others, Call Toll-Free: (800) 591-6309
Email: sale@dfking.com